Brocade 1745 Technology Dr., San Jose, CA 95110 T. 408.333.8000 F. 408.333.8101 www.brocade.com
September 24, 2008
Via EDGAR Transmission (and via facsimile)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Jay Ingram, Staff Attorney

Re:	Brocade Communication Systems, Inc.
Registration Statement on Form S-4/A
Filed September 23, 2008
File No. 333-153205
Ladies and Gentlemen:
We respectfully submit this letter in response to the letter dated September 24, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tyler Wall, Vice President and General Counsel of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company’s Registration Statement on Form S-4/A filed on September 23, 2008.
In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.
General
1.	The acknowledgments provided by the company in response to the closing comments of our September 16, 2008 letter should not deviate from the language used in our previous letter. Please provide these acknowledgments in a form consistent with the language used in our prior letter.
We note the Staff’s comment above, and have provided the requested acknowledgements in our acceleration request.

United States Securities and Exchange Commission
September 24, 2008

Exhibit 5.1
2.	For equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please have counsel file an updated legality opinion.
We acknowledge the Staff’s comment above, and have filed a revised Exhibit 5.1 to the Registration Statement.
* * *
Please direct your questions or comments regarding the Company’s responses to Nancy Wojtas, Cooley Godward Kronish LLP, at (650) 843-5819 or by facsimile to (650) 849-7000, or to Tyler Wall, Vice President, General Counsel and Corporate Secretary at (408) 333-5076 or by facsimile to (408) 333-5630. Thank you for your assistance.

Sincerely, Brocade Communications Systems, Inc.
By:	/s/ Tom MacMitchell
Tom MacMitchell
Assistant Secretary and Director of Legal Affairs